UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces United States Distribution Agreement with Ingram Micro for AirLink® Networking Solutions

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 4, 2017--Sierra Wireless, the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced it has signed a distribution agreement with Ingram Micro Inc., one of the largest technology distributors in the world. Through this agreement, Ingram Micro is now authorized to distribute the complete AirLink® portfolio of networking solutions, including cellular routers and gateways, management, services and support, to its channel partners in the United States.

Sierra Wireless AirLink networking solutions enable organizations to seamlessly and securely connect their mission-critical infrastructure, such as pipelines, SCADA systems, branch offices and retail kiosks, transit, police cruisers and ambulances, to the enterprise.

“Our new relationship with Sierra Wireless will provide Ingram Micro’s channel partners and their customers with industry-leading router/gateway, management and security solutions,” said Michael Erwin, Vice President, Vendor Management, Ingram Micro. “We are seeing increased demand for secure, manageable, high-performance cellular networking solutions to connect remote organizational assets, and Sierra Wireless’ AirLink networking solutions are a welcome addition to our growing portfolio.”

“Enterprises have an ever-increasing need for reliable wireless solutions to connect infrastructure, critical assets, mobile workforces and branch offices,” said Marc Osgoodby, Vice President, Worldwide Sales, Enterprise Solutions Business Unit, Sierra Wireless. “The agreement with Ingram Micro makes it easier for enterprises to access Sierra Wireless’ industry-leading enhanced IoT solutions through Ingram Micro’s vast network of channel partners.”

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Ingram Micro Inc.
Ingram Micro helps businesses Realize the Promise of Technology™. It delivers a full spectrum of global technology and supply chain services to businesses around the world. Deep expertise in technology solutions, mobility, cloud, and supply chain solutions enables its business partners to operate efficiently and successfully in the markets they serve. Unrivaled agility, deep market insights and the trust and dependability that come from decades of proven relationships, set Ingram Micro apart and ahead. More at www.ingrammicro.com.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 4, 2017